

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

March 2, 2012

Via E-mail
Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

> **Re: Associated Banc-Corp**
> **Proxy Statement on Schedule 14A**
> **Filed February 27, 2012**
> **File No. 001-31343**

Dear Mr.Selner:

We have limited our review of your proxy statement to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your revised preliminary information statement and the information you provide in response to these comments, we may have additional comments.

Proposal 2: Approval of Amendment to Amended and Restated Articles of Incorporation Regarding Preferred Stock, page 48

1. Please include the financial and other information required by Item 13 of Schedule 14A and referenced by Item 12 of Schedule 14A. Alternatively, provide a legal analysis of why you have omitted the Item 13 information.

2. Explain to the staff in your response letter whether the shareholders of the outstanding Series B Preferred Stock have voting rights on the change and how this change is permissible under relevant state law.

3. Please indicate if the possibility of changing the rights of the Series B preferred shares was communicated to the purchasers at the time of sale in September 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel